Zodiac Exploration Inc. TSX VENTURE: ZEX

Oct 18, 2010 09:01 ET

Zodiac Exploration Announces 2011 Budget Approval

CALGARY, ALBERTA--(Marketwire - Oct. 18, 2010) - Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) announces that the capital and operating budget for fiscal 2011 has been approved by its Board of Directors. The Company plans a total capital expenditure program of $41.9 million which includes the drilling and completions of wells in its Jaguar prospect in the San Joaquin Valley (California, USA); associated facilities infrastructure; land acquisitions and additional geological & geophysical expenditures. The 2011 budget is subject to quarterly review and potential revision to account for the results of actual operations.

Priorities for 2011 include:

  Drill& complete a 100% working interest vertical well to test the Vaqueros formation;

  Drill & complete 3 gross (1.9 net) additional horizontal wells to prove horizontal hypothesis and achieve production (plus preparatory costs for well #5);

  Facilities and Pipeline Infrastructure to support the above;

  Acquisition and interpretation of G&G data in Zodiac's areas of focus; and

  Continued expansion of Zodiac's land base through acquisitions.

2011 Capital Budget

The expected breakdown of the Company's budget is as follows: $31.2 million for drilling and completions work; $4.5 million for facilities and pipeline work; $3.4 million for land; and $2.8 million for seismic and geology. The Company expects that it will be able to improve on the per well drilling and completions costs once it proceeds from the evaluation stage to the development stage of the project's development.

Zodiac's 2011 capital budget has been designed to be self-sufficient within the Company's projected fiscal capacity, including working capital carried forward from the 2010 fiscal year ended September 30, 2010. The budget assumes that no additional funds will be utilized from other sources such as equity financing, corporate debt or asset sales. The budget has been prepared based on several assumptions regarding projected capital expenditures and pricing estimates extrapolated from current costs and historical events. Zodiac has the flexibility to expand, reduce or defer its capital program if available funds exceed or fall short of its projections in the 2011 budget. Decisions regarding which, if any, of these options are to be pursued will be dependent upon availability of capital and other information obtained as operations progress. Zodiac intends to monitor cash flow closely and adjust capital expenditures accordingly.

Zodiac intends to post an updated corporate presentation to its website http://www.zodiacexploration.ca on or before November 3, 2010.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's planned 2011 capital budget, including expected capital expenditures, costs, production, and the Canada - U.S. exchange rate; the Company's 2011 drilling, completion, facility and pipeline plans; and the posting of an updated corporate presentation on the Company's website.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling, completion, facility and pipeline expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

* Unless otherwise noted all figures are denominated in $US currency

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

or

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848
www.zodiacexploration.ca